SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

636375206

(CUSIP Number)

  Fortress Biotech, Inc.

2 Gansevoort Street, 9th Floor

New York, New York

(781) 652-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636375206	SCHEDULE 13D	Page 2 of 16

1		NAME OF REPORTING PERSONS Fortress Biotech, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,274,485*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,485*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Pursuant to the Support Agreements and Voting Agreements (as defined and described in Item 4 below), Fortress Biotech, Inc. may be deemed to have beneficial ownership of 2,274,485 shares of Common Stock (as defined in Item 1 below). The actual number of shares of Common Stock beneficially owned is all shares owned as of the date of the Support Agreements and the Voting Agreements or thereafter issued to or otherwise acquired or owned by the Supporting Stockholders prior to the termination of the Support Agreements and Voting Agreements.

**Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 3 of 16

1		NAME OF REPORTING PERSONS FBIO Acquisition, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,274,485*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,274,485*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Pursuant to the Support Agreements and Voting Agreements (as defined and described in Item 4 below), FBIO Acquisition, Inc. may be deemed to have beneficial ownership of 2,274,485 shares of Common Stock (as defined in Item 1 below). The actual number of shares of Common Stock beneficially owned is all shares owned as of the date of the Support Agreements and the Voting Agreements or thereafter issued to or otherwise acquired or owned by the Supporting Stockholders prior to the termination of the Support Agreements and Voting Agreements.

**Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 4 of 16

1		NAME OF REPORTING PERSONS Opus Point Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 5 of 16

1		NAME OF REPORTING PERSONS Opus Point Partners Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 6 of 16

1		NAME OF REPORTING PERSONS Michael S. Weiss
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 7 of 16

1		NAME OF REPORTING PERSONS Lindsay A. Rosenwald, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016 as set forth in the Merger Agreement (as described in Item 4 below).

CUSIP No. 636375206	SCHEDULE 13D	Page 8 of 16

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.02 par value (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (“NHLD”). The principal executive office of NHLD is located at 410 Park Avenue, 14th Floor, New York, NY 10022.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Fortress Biotech, Inc., a Delaware corporation (“Fortress”), FBIO Acquisition, Inc., a Delaware corporation (“FBIO Acquisition”), Opus Point Partners, LLC, a Delaware limited liability company (“Opus Point”), Opus Point Partners Management, a Delaware limited liability company (“Opus Point Management”), Michael S. Weiss, a United States citizen, and Lindsay A. Rosenwald, M.D., a United States citizen (together, the “Reporting Persons”). The Reporting Persons entered into a Joint Filing Agreement, dated May 9, 2016, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly.

The principal business of Fortress is acquiring, developing and commercializing novel pharmaceutical and biotechnology products. FBIO Acquisition is a wholly-owned subsidiary of Fortress and was recently incorporated for the purpose consummating the transactions contemplated by the Merger Agreement (described below in Item 4) and has engaged in and is expected to engage in no other activities other than those incidental to the Offer and the Merger (both described below in Item 4). The business address of Fortress and FBIO Acquisition is 2 Gansevoort Street, 9th Floor, New York, NY 10014.

The principal business of Opus Point and Opus Point Management is providing investment management services to certain private investment funds. Opus Point is the parent company of Opus Point Management. Michael S. Weiss is a director and the Executive Vice Chairman of Fortress and a manager of Opus Point. Lindsay A. Rosenwald, M.D., is a director and the Chairman, President and Chief Executive Officer of Fortress, the President and Chief Executive Officer of FBIO Acquisition and a manager of Opus Point. The business address of each of Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald is 3 Columbus Circle, 15th floor, New York, NY 10019.

The persons set forth on Schedule A have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The names, business addresses and present principal occupations or employment of each executive officer and director of Fortress, FBIO Acquisition, Opus Point and Opus Point Management are set forth on Schedule A hereto and incorporated herein by reference.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D serves as an amendment to the Schedule 13D initially filed with the Securities and Exchange Commission by Opus Point, Opus Point Management and Mr. Weiss on October 15, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4 below, Fortress, FBIO Acquisition and NHLD entered into the Merger Agreement (as defined in Item 4 below), which provides for the acquisition of NHLD by FBIO Acquisition. In connection with the execution of the Merger Agreement, certain directors and officers of NHLD (and their affiliates) who are also stockholders of NHLD (the “Supporting Stockholders”) entered into the Support Agreements and the Voting Agreements with Fortress and FBIO Acquisition. Pursuant to, and subject to the terms and conditions contained in the Support Agreements and the Voting Agreements, Fortress and FBIO Acquisition may be deemed to have acquired beneficial ownership of the shares of Common Stock subject to such agreements by virtue of execution of such agreements by Fortress, FBIO Acquisition and the Supporting Stockholders. The Support Agreements and the Voting Agreements were executed in connection with entry into the Merger Agreement and the transactions contemplated therein and no additional payments were made by or on behalf of the Reporting Persons. Fortress or FBIO Acquisition intends to finance the acquisition of shares of Common Stock in the Offer with cash on hand.

CUSIP No. 636375206	SCHEDULE 13D	Page 9 of 16

Item 4.	Purpose of Transaction.

Fortress, FBIO Acquisition and NHLD entered into the Merger Agreement, which provides for the acquisition of NHLD by FBIO Acquisition. In connection with the Offer and the Merger, if any, the Supporting Stockholders entered into Support Agreements and Voting Agreements with Fortress and FBIO Acquisition. Opus Point is an existing stockholder of NHLD and certain ownership thresholds in the Merger Agreement are based upon the aggregate percentage of the outstanding Common Stock owned by FBIO, FBIO Acquisition and Opus Point.

The Merger Agreement, the Support Agreements and the Voting Agreements are described in further detail below.

Merger Agreement

 On April 27, 2016, Fortress, FBIO Acquisition and NHLD entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of NHLD by FBIO Acquisition.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Fortress has agreed to cause FBIO Acquisition to commence a tender offer (the “Offer”) as promptly as practicable and in no event later than 30 days after the date the Financial Industry Regulatory Authority (“FINRA”) declares the application required under NASD Rule 1017 regarding the potential change of control of the broker-dealer subsidiaries of NHLD as substantially complete, for all of the issued and outstanding shares of Common Stock (the “Shares”), at a purchase price of $3.25 per share in cash, net to the seller in cash but subject to any required withholding of taxes (the “Offer Price”).

The obligation of Fortress and FBIO Acquisition to consummate the Offer is subject to a number of conditions, including (i) no denial by FINRA of the application regarding the potential change of control of the broker-dealer subsidiaries of NHLD or no imposition by FINRA of any material restrictions or limitations on the broker-dealer subsidiaries of NHLD as a result of the transactions contemplated by the Merger Agreement; (ii) the absence of a material adverse effect with respect to NHLD; and (iii) certain other customary conditions. The consummation of the Offer is not subject to any financing condition or any condition regarding any minimum number of Shares being validly tendered in the Offer.

Following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, including the condition that there shall have been, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Fortress and its controlled affiliates, represents at least 80% of all then-outstanding Shares (the “Merger Condition”), FBIO Acquisition will merge with and into NHLD, with NHLD surviving as a wholly owned subsidiary of Fortress (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without any additional stockholder approvals. If the Merger Condition is satisfied, the Merger will be effected as promptly as practicable following the purchase by FBIO Acquisition of the Shares validly tendered and not withdrawn in the Offer.

At the effective time of the Merger, if any, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by (i) Fortress, FBIO Acquisition or any other direct or indirect wholly owned subsidiary of Fortress, (ii) Shares owned by NHLD or any direct or indirect wholly owned subsidiary of NHLD and (ii) stockholders of NHLD who properly exercised their dissenters’ rights under the DGCL) will have the right to receive the Offer Price.

CUSIP No. 636375206	SCHEDULE 13D	Page 10 of 16

Pursuant to the Merger Agreement, in the event the Merger Condition is not satisfied, NHLD will remain a publicly-traded company. If, upon closing of the Offer, the Merger Condition is not satisfied, the size of the board of directors of NHLD will be reduced from eleven directors to seven directors, and Fortress will be entitled to appoint five members to the board of directors of NHLD. If the Merger Condition is satisfied, then upon the closing of the Offer, the size of the board of directors of NHLD will be reduced from eleven directors to five directors, and Fortress will be entitled to appoint three members to the board of directors of NHLD, and upon closing of the Merger, Fortress will be entitled to appoint all five members to the board of directors of NHLD. In connection with the execution and delivery of the Merger Agreement, NHLD has provided Fortress signed, irrevocable letters of resignation from all current members of the board of directors of NHLD that will become effective based on the circumstances set forth above. Additionally, NHLD has provided Fortress resolutions of the board of directors of NHLD appointing the individuals selected by Fortress into the vacancies created on the board of directors of NHLD as a result of the resignations described above.

Support Agreement

In connection with the execution and delivery of the Merger Agreement, the Supporting Stockholders, entered into a support and voting agreement (each a “Support Agreement” and collectively, the “Supporting Agreements”) pursuant to which during the term of such agreement, such stockholder has agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of NHLD called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of his, her or its Shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of NHLD or any other extraordinary transaction involving NHLD other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement. The Tender Agreements also restrict the transfer of the Supporting Stockholders’ Shares except for certain estate planning purposes.

Stockholder Rights Agreement

In connection with the execution and delivery of the Merger Agreement, FBIO Acquisition and NHLD entered into a stockholders rights agreement that will become effective in the event that the Merger Condition is not satisfied (the “Stockholders Rights Agreement”). Pursuant to the Stockholders Rights Agreement, if the Merger Condition is not satisfied and as of the closing of the Offer, FBIO Acquisition and its affiliates own at least 35% of all then outstanding Shares, FBIO Acquisition and its affiliates will be prohibited for a certain period of time from initiating or proposing certain actions with respect to NHLD, including certain going-private transactions, business combinations and reverse stock-split with respect to the Shares. The Stockholders Rights Agreement also provides FBIO Acquisition certain director nomination rights with respect to the board of directors of NHLD. Commencing with the 2016 annual meeting of the stockholders of NHLD and continuing through the third anniversary of the closing of the Offer, for so long as FBIO Acquisition holds any Shares, FBIO Acquisition will have the right to designate for nomination by the board of directors of NHLD or its committee all directors to be elected at any annual or special meeting of the stockholders of NHLD.

Voting Agreement

In connection with the execution and delivery of the Merger Agreement, the Supporting Stockholders entered into a voting agreement (the “Voting Agreement”) with Fortress and FBIO Acquisition pursuant to which, if the Merger Condition is not satisfied, each of them will irrevocably grant Fortress and FBIO Acquisition such stockholder’s proxy to vote all of such stockholder’s Shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of NHLD, and at any adjournment or postponement thereof, in favor of the individuals nominated by FBIO Acquisition to NHLD’s board of directors as provided in the Stockholder Rights Agreement.

CUSIP No. 636375206	SCHEDULE 13D	Page 11 of 16

Item 5.	Interest in Securities of the Issuer.

The descriptions of the agreements set forth in Item 4 are incorporated herein by reference. All percentages in this item are based on 12,446,356 shares of Common Stock reported outstanding as of April 26, 2016, as set forth in the Merger Agreement.

(a)                 The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,796,777 shares of Common Stock, representing 22.5% of NHLD’s outstanding Common Stock.

Fortress and FBIO Acquisition may be deemed to beneficially own 2,274,485 shares of Common Stock, representing 18.3% of NHLD’s outstanding Common Stock. An aggregate of 488,000 options to acquire shares of Common Stock held and exercisable by the Supporting Stockholders have been excluded from the shares of Common Stock that may be deemed to be beneficially owned by Fortress and FBIO Acquisition under the Support Agreements and the Voting Agreements because they have not been exercised as of April 26, 2016 and the exercise of these options are outside of their control.

Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald may be deemed to beneficially own 522,292 shares of Common Stock, representing 4.2% of NHLD’s outstanding Common Stock.

(b)                 With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or direct the vote:

None of the Reporting Persons has sole power to vote or direct the vote of the Common Stock reported herein.

(ii)	Shared power to vote or to direct the vote:

Fortress and FBIO Acquisition have shared power to vote or direct the vote of the 2,274,485 shares of Common Stock they may be deemed to beneficially own. Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald have shared power to vote or direct the vote of the 522,292 of the shares of Common Stock they may be deemed to beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has sole power to dispose or direct the disposition of the Common Stock reported herein.

(iv)	Shared power to dispose or to direct the disposition of:

Neither Fortress nor FBIO Acquisition has shared power to dispose or to direct the disposition of the Common Stock reported herein. Opus Point, Opus Point Management, Mr. Weiss and Dr. Rosenwald have shared power to dispose or to direct the disposition of the 522,292 of the shares of Common Stock they may be deemed to beneficially own.

(c)                 The Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

(d)                 No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of, such securities outlined in this Report.

(e)                 Not applicable.

CUSIP No. 636375206	SCHEDULE 13D	Page 12 of 16

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of NHLD, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 9, 2016, among Fortress Biotech, Inc., FBIO Acquisition, Inc., Opus Point Partners, LLC, Opus Point Partners Management, LLC, Michael S. Weiss and Lindsay A. Rosenwald, M.D.

Exhibit 2	Agreement and Plan of Merger by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and National Holdings Corporation, dated April 27, 2016, incorporated by reference to Exhibit 2.1 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 3	Form of Support and Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation, incorporated by reference to Exhibit 10.28 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 4	Stockholder Rights Agreement by and between National Holdings Corporation and FBIO Acquisition, Inc., dated April 27, 2016, incorporated by reference to Exhibit 10.29 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 5	Form of Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation, incorporated by reference to Exhibit 10.30 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

CUSIP No. 636375206	SCHEDULE 13D	Page 13 of 16

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2016
FORTRESS BIOTECH, INC.

	By:	/s/ Lindsay A. Rosenwald, M.D.
	Name:	Lindsay A. Rosenwald, M.D.
	Title:	CEO and President

FBIO ACQUISITION, INC.

	By:	/s/ Lindsay A. Rosenwald, M.D.
	Name:	Lindsay A. Rosenwald, M.D.
	Title:	CEO and President

OPUS POINT PARTNERS, LLC

By: OPUS POINT PARTNERS MANAGEMENT, LLC

	By:	/s/ Michael S. Weiss
	Name:	Michael S. Weiss
	Title:	Manager

OPUS POINT PARTNERS MANAGEMENT, LLC

	By:	/s/ Michael S. Weiss
	Name:	Michael S. Weiss
	Title:	Manager

/s/ Michael S. Weiss
Michael S. Weiss

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.

CUSIP No. 636375206	SCHEDULE 13D	Page 14 of 16

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

FORTRESS BIOTECH, INC.

The executive officers and directors of Fortress Biotech, Inc. are set forth below. Each individual’s business address is 2 Gansevoort Street, 9th Floor, New York, NY 10014. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Fortress Biotech, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Lindsay A. Rosenwald, M.D.	Chairman, President and Chief Executive Officer	United States
Lucy Lu, M.D.	Executive Vice President and Chief Financial Officer	United States
Goerge Avgerinos, Ph.D	Senior Vice President, Biologics Operation	United States
Michael S. Weiss	Director and Executive Vice Chairman, Strategic Development	United States
Eric K. Rowinsky, M.D.	Co-Vice Chairman and Director Executive Chairman of Rgenix, Inc.	United States
Jimmie Harvey, Jr., M.D.	Director	United States
Malcolm Hoenlein	Director Chief Executive Officer and Executive Vice Chairman of the Conference of Presidents of Major American Jewish Organizations	United States
Dov Klein	Director Audit Partner at Marks Paneth LLP	United States
J. Jay Lobell	Director President of GMF Capital, LLC	United States

FBIO ACQUISITION, INC.

The executive officers and directors of FBIO Acquisition, Inc. are set forth below. Each individual’s business address is 2 Gansevoort Street, 9th Floor, New York, NY 10014. The present principal occupation or employment set forth below opposite the name of each person refers to employment with FBIO Acquisition, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Lindsay A. Rosenwald, M.D.	President, Chief Executive Officer and Sole Director	United States
Robyn Hunter	Secretary	United States

OPUS POINT PARTNERS, LLC

The executive officers and directors of Opus Point Partners, LLC are set forth below. Each individual’s business address is 3 Columbus Circle, 15th floor, New York, NY 10019. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Opus Point Partners, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Michael S. Weiss	Partner	United States
Lindsay A. Rosenwald, M.D.	Partner	United States
Sean A. Power	Chief Financial Officer	United States

CUSIP No. 636375206	SCHEDULE 13D	Page 15 of 16

OPUS POINT PARTNERS MANAGEMENT, LLC

The executive officers and managers of Opus Point Partners Management, LLC are set forth below. Each individual’s business address is 3 Columbus Circle, 15th floor, New York, NY 10019. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Opus Point Partners Management, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Michael S. Weiss	Manager	United States
Lindsay A. Rosenwald, M.D.	Manager	United States
Sean A. Power	Chief Financial Officer and Chief Compliance Officer	United States

CUSIP No. 636375206	SCHEDULE 13D	Page 16 of 16

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated May 9, 2016, among Fortress Biotech, Inc., FBIO Acquisition, Inc., Opus Point Partners, LLC, Opus Point Partners Management, LLC, Michael S. Weiss and Lindsay A. Rosenwald, M.D.

Exhibit 2	Agreement and Plan of Merger by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and National Holdings Corporation, dated April 27, 2016, incorporated by reference to Exhibit 2.1 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 3	Form of Support and Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation, incorporated by reference to Exhibit 10.28 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 4	Stockholder Rights Agreement by and between National Holdings Corporation and FBIO Acquisition, Inc., dated April 27, 2016, incorporated by reference to Exhibit 10.29 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.

Exhibit 5	Form of Voting Agreement by and among Fortress Biotech, Inc., FBIO Acquisition, Inc., and certain officers and directors (and certain of their affiliates) of National Holdings Corporation, incorporated by reference to Exhibit 10.30 to Fortress’s Form 8-K filed with the SEC on April 28, 2016.